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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41189


                        TRUE NORTH COMMUNICATIONS INC.
                                      AND
                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

                   SUPPLEMENT NO. 3 TO JOINT PROXY STATEMENT

                               ----------------

                        TRUE NORTH COMMUNICATIONS INC.

                          PROSPECTUS SUPPLEMENT NO. 3

                               ----------------

  This Supplement No. 3 dated December 16, 1997 ("Supplement No. 3") to the Joint Proxy Statement/Prospectus dated November 26, 1997, as previously supplemented by a Supplement dated December 1, 1997 and Supplement No. 2 dated December 10, 1997 (collectively, the "Proxy Statement/Prospectus"), is being furnished to the holders of Common Stock, par value $.33 1/3 per share ("True North Common Stock"), of True North Communications Inc., a Delaware corporation ("True North"), in connection with the solicitation of proxies by the Board of Directors of True North (the "True North Board") for use at its Special Meeting of Stockholders to be held at the Omni Chicago Hotel, Chagall Ballroom--Third Floor--Salon A, 676 North Michigan Avenue, Chicago, Illinois, on December 30, 1997, at 9:00 a.m., local time, and any adjournments thereof (the "True North Special Meeting").

  This Supplement No. 3 is also being furnished to the holders of Class A Common Stock, par value $.001 per share, and Class B Common Stock, par value $.001 per share, of Bozell, Jacobs, Kenyon & Eckhardt, Inc., a Delaware corporation ("BJKE"), in connection with the solicitation of proxies by the Board of Directors of BJKE for use at its Special Meeting of Stockholders to be held in the Second Floor Staircase Room at BJKE's offices at 40 West 23rd Street, New York, New York, on December 30, 1997, at 10:00 a.m., New York time, and any adjournments thereof (the "BJKE Special Meeting").

  TRUE NORTH AND BJKE STOCKHOLDERS SHOULD CONSIDER THE INFORMATION CONTAINED HEREIN TOGETHER WITH THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH VOTING ON THE MATTERS TO BE PRESENTED AT THE TRUE NORTH SPECIAL MEETING OR THE BJKE SPECIAL MEETING, AS THE CASE MAY BE. PLEASE CONTACT DALE F. PERONA, SECRETARY, TRUE NORTH COMMUNICATIONS INC., 101 EAST ERIE STREET, CHICAGO, ILLINOIS 60611 (TELEPHONE NUMBER (312) 425-
6500), IF YOU WOULD LIKE TO RECEIVE AN ADDITIONAL COPY OF THE PROXY STATEMENT/PROSPECTUS, INCLUDING ALL SUPPLEMENTS THERETO. THIS SUPPLEMENT NO. 3 IS BEING DELIVERED TO EACH TRUE NORTH AND BJKE STOCKHOLDER ENTITLED TO RECEIVE NOTICE OF AND TO VOTE AT THE TRUE NORTH SPECIAL MEETING OR THE BJKE SPECIAL MEETING, AS THE CASE MAY BE.

  Capitalized terms in this Supplement No. 3 that are not defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus. This Supplement No. 3 supersedes the Proxy Statement/Prospectus to the extent that this Supplement No. 3 is inconsistent therewith.

                              RECENT DEVELOPMENTS

  At its meeting held December 7, 1997, the True North Board, in addition to taking other actions previously disclosed, took action to delay the Distribution Date (as defined in the Rights Agreement) that would otherwise have occurred on the tenth business day after the public announcement by Publicis S.A. on December 4, 1997 of its intention to commence a tender offer for True North Common Stock. The True North Board determined to delay the Distribution Date until the earlier to occur of (i) the close of business on the date that any person or group becomes the Beneficial Owner (as defined in the Rights Agreement) of 30% or more of the then outstanding shares of True North Common Stock (unless such person or group becomes the owner of 85% or
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more of such shares of True North Common Stock through a cash tender offer for all of such shares of True North Common Stock) or (ii) such other time as the True North Board or any duly authorized committee thereof shall designate prior to the Distribution Date.

  On December 10, 1997, Publicis Communication ("Publicis"), Publicis S.A. and Maurice Levy, President and Chief Executive Officer of Publicis S.A., filed a motion in the United States Court of Appeals for the Seventh Circuit (the "Seventh Circuit") (No. 97-4096) for a stay of the preliminary injunction entered against such parties by the United States District Court for the Northern District of Illinois (the "District Court") in litigation (Civil No. 97C8263) commenced by Publicis against True North and the members of the True North Board other than the Publicis Designee. Such preliminary injunction had been entered on December 10, 1997 by the District Court upon the grant of True North's emergency motion for preliminary injunctive relief on counterclaims brought in such action by True North. The District Court found that the May 1997 definitive agreements between True North and Publicis, pursuant to which True North and Publicis separated their respective worldwide agency networks (the "Settlement Agreements"), prohibited certain actions that Publicis and Publicis S.A. had taken in recent weeks, including the announcement of an intention to commence a partial tender offer for True North Common Stock and the solicitation of revocations and conditional proxies in opposition to the BJKE Merger. On December 15, 1997, the Seventh Circuit vacated the District Court's preliminary injunction on the ground that True North's counterclaims relating to alleged breaches by Publicis and Publicis S.A. of the Settlement Agreements should properly be brought in a court located in the State of Delaware.

  On December 16, 1997, Publicis S.A. filed a Schedule 14D-1 with the Securities and Exchange Commission (the "Commission") commencing a partial tender offer to purchase 9,619,904 shares of True North Common Stock (or such greater number of shares which, when added to shares beneficially owned by Publicis and its affiliates, would constitute a majority of the total number of shares of True North Common Stock outstanding on a fully diluted basis) at a price per share of $28.00 (the "Offer"). Publicis S.A. further disclosed that the Offer would be a "first step" in effecting a combination of Publicis and Publicis Worldwide, advertising affiliates of Publicis S.A., with and into True North in exchange for the issuance of 26,587,937 additional shares of True North Common Stock to Publicis S.A. Publicis S.A. stated that (i) such number of additional shares of True North Common Stock was set with the intention of yielding a "post-merger common equity valuation" of $28.00 per share of True North Common Stock and (ii) after the second step merger, Publicis S.A. would own approximately 71.8% of all outstanding shares of True North Common Stock on a fully diluted basis. The terms of the Offer appear to be substantially identical to the terms of the partial tender offer which Publicis S.A. announced its intention to commence on December 4, 1997 and which was enjoined by the District Court's preliminary injunction and subsequently withdrawn. Also on December 16, 1997, Publicis filed revised preliminary proxy materials with the Commission to solicit revocations and conditional proxies in opposition to the BJKE Merger.

  On December 16, 1997, True North filed, in the Court of Chancery of the State of Delaware (the "Delaware Chancery Court"), an amended and supplemental complaint and a motion for a temporary restraining order in an action filed against Publicis S.A. and Publicis (C.A. No. 16039) to enjoin such parties from engaging in conduct that is not in support of the BJKE Merger and that accordingly violates the terms of the Settlement Agreements. A hearing was immediately held on True North's motion for a temporary restraining order, and on December 16, 1997 the Delaware Chancery Court granted True North's motion and entered a temporary restraining order preliminarily enjoining Publicis and Publicis S.A. and their respective officers, agents and employees from announcing, commencing or further proceeding with any tender offer for True North Common Stock; soliciting, contacting or otherwise communicating in any way with any record or beneficial holder of True North Common Stock, by means of soliciting proxies or otherwise, to influence stockholder voting with respect to the BJKE Merger; or inducing, assisting or encouraging third parties to take actions in opposition to the BJKE Merger.

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